VUANCE ISSUES UPDATE REGARDING NOTIFICATION OF NON-COMPLIANCE
WITH NASDAQ’S CONTINUED LISTING REQUIREMENTS

Franklin, WI. – March 26, 2009 – VUANCE, Ltd. (NASDAQ: VUNC), a leading provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and incident response management, today announced that further to the Company’s press release issued on December 16, 2008, it did not meet certain conditions by March 26, 2009 set by the Nasdaq Stock Market, Inc. (“Nasdaq”) pursuant to the continued listing requirements set forth in Marketplace Rule 4310(c)(3), and as such, the Company expects that delisting proceedings may be commenced. Following such proceedings, trading of the Company’s common stock may be suspended and Nasdaq may remove the Company’s securities from listing and registration on the Nasdaq Capital Market.  The Company believes that it may achieve the conditions set by Nasdaq for continued listing within the short term and has requested additional time to achieve compliance. In the event an extension is not granted, and if delisting proceedings are commenced, the Company will have the opportunity to appeal Nasdaq’s decision to delist the Company’s securities to a Nasdaq Listing Qualifications Panel.

About VUANCE Ltd.
VUANCE Ltd. develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. VUANCE solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive range of products enable our business partners to offer their customers end-to-end solutions that can overcome the most difficult security challenges. Its Incident Response Management System (IRMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. VUANCE is serious about security.

VUANCE Ltd. is headquartered in Rockville, MD. Its common stock is listed on the NASDAQ Capital Market under the symbol “VUNC”. For more information, visit www.vuance.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes," "expects," “anticipates," "intends," "projects," "estimates," "plans," and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact
Hayden Communications
Brett Maas, 646-536-7331
brett@haydenir.com